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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003
OR
☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission File Number: 1-13515

        Full title of the plan and name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

FOREST OIL CORPORATION
1600 Broadway
Suite 2200
Denver, Colorado 80202

Retirement Savings Plan of
Forest Oil Corporation

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Report of Independent Registered Public Accounting Firm

        The Participants and Administrative Committee of the Retirement Savings Plan of Forest Oil Corporation:

        We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan of Forest Oil Corporation (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 1, 2004

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Statement of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value:
Common stock fund	$1,599,447	1,382,740
Common collective trusts	2,869,451	2,506,158
Mutual funds	26,422,208	18,069,143
Loans to participants	686,460	425,335

Total investments	31,577,566	22,383,376
Receivables:
Dividends	3,092	3,670
Pending trades	38,147	12,548

Total receivables	41,239	16,218

Total assets	31,618,805	22,399,594
Liabilities:
Pending trades	(38,147)	(12,548)

Net assets available for benefits	$31,580,658	22,387,046

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Statement of Changes in Net Assets Available for Benefits

December 31, 2003

2003
Contributions:
Company, net of forfeitures applied	$1,446,501
Participants	2,291,650
Rollovers	40,495

Total contributions	3,778,646
Investment income:
Dividends, capital gains and interest income	615,645
Net appreciation in fair value of investments, including realized and unrealized gains and losses	6,312,647

Net investment income	6,928,292
Distributions to participants	(1,461,347)
Administrative and other expenses	(51,979)

Net increase in net assets available for benefits	9,193,612
Net assets available for benefits at beginning of year	22,387,046

Net assets available for benefits at end of year	$31,580,658

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Notes to Financial Statements

December 31, 2003 and 2002

(1) Description of the Plan

        The Retirement Savings Plan of Forest Oil Corporation (the Plan) is a defined contribution plan sponsored by Forest Oil Corporation and certain of its affiliates (the Company) that have adopted the Plan. The Plan includes a cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code and is available to any employee of the Company who is at least 18 years old. The Plan is administered by the Company's Employee Benefits Committee (Administrative Committee).

        Employees enrolled in the Plan may elect to defer from 1% to 80% of their pre-tax compensation, subject to limits defined by the Internal Revenue Service (IRS), as a contribution to the Plan (Deferred Compensation Contribution). Each month, the Company contributes an amount equal to the Deferred Compensation Contribution made by each participant, limited to 6% (7% effective January 1, 2004) of the participant's eligible compensation (Company Matching Contribution).

        Various investment options are available to Plan participants.

        At the sole discretion of the Board of Directors of Forest Oil Corporation, or of the Executive Committee or the Compensation Committee of the Forest Oil Corporation Board of Directors, the Company may make additional contributions to the Plan (Company Discretionary Contribution). The Company Discretionary Contribution, if any, is in addition to Company Matching Contributions. There were no Company Discretionary Contributions in 2003.

        At the sole discretion of the Board of Directors of Forest Oil Corporation, or of the Executive Committee or the Compensation Committee of the Forest Oil Corporation Board of Directors, Company Matching Contributions and Company Discretionary Contributions may be made in cash, in shares of Forest Oil Corporation common stock, or in any combination of cash and shares of Forest Oil Corporation common stock. All contributions during the plan years ended December 31, 2003 and 2002 were made in cash and consisted only of Company Matching Contributions.

        Participants are fully vested in participant contributions at all times. Company Matching Contributions and Company Discretionary Contributions made to a participant's account vest pursuant to a graduated schedule based on years of vesting service. The initial vesting occurs after two years of vesting service. A participant is 40% vested after two years of vesting service and thereafter will vest 20% each year until full vesting occurs. Nonvested Company Matching and Company Discretionary Contributions are subject to forfeiture under certain conditions, and forfeited balances are available to reduce subsequent Company Matching Contributions to the Plan.

        Effective October 31, 2003, the Plan was amended so that an individual who was employed by an entity that either becomes a controlled entity of the Company or sells or otherwise transfers properties or other significant assets to the Company or a controlled entity shall automatically be credited with hours of service for purposes of determining such individual's years of vesting service based on the service such individual had with such entity, subject to certain conditions.

        Forfeitures of $1,285 were used to offset Company Matching Contributions in 2003. There were $12,721 and $1,285 of unused forfeitures at December 31, 2003 and 2002, respectively.

        Pursuant to the terms of the Plan, loans may be made to the extent of 50% of a participant's vested interest in all accounts, limited to $50,000. The interest rate on the loan will be a reasonable rate of interest to be determined based on current interest rates charged by persons in the business of lending money for similar loans at the time the loan is made and will remain fixed over the loan term. Loans outstanding as of December 31, 2003 and 2002 bore interest rates ranging from 5% to 10.5% and 5.25% to 10.5%, respectively. All outstanding loans must be repaid over a reasonable period of time not to exceed five years and must be repaid in full within 90 days following a participant's termination of employment. In the event of default, the participant is deemed to have made a withdrawal of the unpaid principal balance.

        All expenses incident to the administration of the Plan including, but not limited to, recordkeeping fees and trustee and custodial fees of the Plan, are paid by the trustee of the Plan from trust funds. These costs are allocated to participants based upon each participant's share of total plan assets or, in the case where charges apply to a particular fund, based upon the participant's share of the total fund assets. The Company pays certain other costs related to the Plan, such as fees associated with specific types of withdrawals, legal fees, consulting fees and audit fees.

        The Board of Directors of the Company maintains the right to terminate or amend the Plan at any time. In the event of a termination or partial termination of the Plan, or complete discontinuance of contributions to the Plan, the balances of the affected participants as of the date of the termination or discontinuance shall become fully vested and nonforfeitable. The total amount in each participant's account shall be distributed to the participant or to the participant's beneficiary, as the Administrative Committee shall direct, or shall continue to be held in trust for the participant's benefit.

        The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of the Summary Plan Description are available from the Company.

(2) Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying financial statements have been prepared on the accrual basis of accounting.

        In the course of preparing the financial statements of the Plan, various assumptions and estimates have been made to determine the reported amounts of assets, liabilities and changes in net assets available for benefits, and in the disclosures of commitments and contingencies. Changes in these assumptions and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ significantly from amounts estimated.

Valuation of Investments

        For financial reporting purposes, investments are recorded at fair value based on quoted market prices or, in the case of the Schwab Stable Value Fund (Common Collective Trust), based on the contract values of the underlying guaranteed investment contracts. Purchases and sales of securities are recorded on the trade date. Dividends are recorded when received. Pending trades are trades that had not settled as of December 31, and are reflected as receivables and payables on the statements of net assets available for benefits. Gains or losses on sales of investments are based on the difference between sales proceeds and the cost of the investment determined on an average unit cost basis.

        Investments in the Schwab Stable Value Fund are recorded at contract value because the contracts are fully benefit-responsive. As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. The fair value of the investments in this fund is estimated to be approximately equal to the contract value at December 31, 2003 and 2002. The average yield of the Schwab Stable Value Fund for the years ended December 31, 2003 and 2002 was 4.0% and 4.92%, respectively.

        Participants' ownership interests in the various investment options are represented by units. The total value of each fund at any given time consists of the market value of the investments held in the fund, including any income retained on such investments. The average unit value for each fund is computed by dividing the number of units outstanding into the total value of the fund.

(3) Investments

        The Plan's investments are held in a trust fund. Charles Schwab & Company (Schwab) is trustee, custodian and recordkeeper of the Plan and of the trust fund.

        During the year ended December 31, 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:

Year Ended December 31, 2003
Net appreciation in fair value of investments:
Common stock fund	$85,021
Common collective trusts	108,582
Mutual funds	6,119,044

$6,312,647

        The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2003 and 2002 are as follows:

	2003	2002
Artisan Midcap Fund	$1,882,902	1,102,972
Dodge & Cox Balanced Fund	4,292,428	2,981,859
Forest Oil Unitized Stock Fund	1,599,447	1,382,740
Harbor International Fund	3,735,909	2,510,217
Heartland Value Fund	5,674,548	2,875,259
Janus Fund	6,033,184	5,224,051
Schwab Stable Value Fund	2,869,451	2,506,158
Vanguard 500 Index Fund	3,193,633	2,337,518

(4) Federal Income Taxes

        The IRS issued a determination letter dated March 22, 2002 indicating that the Plan, as amended, and as then designed, was qualified under Section 401(a) of the Internal Revenue Code (the Code) and that the trust was therefore exempt from federal income tax under Section 501(a) of the Code. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and that the Plan is qualified and the related trust continues to be tax-exempt. On January 7, 2004, a request for a new determination letter regarding revisions to the participant loan program was submitted to the IRS and is currently pending determination.

(5) Related Party Transactions

        The Plan's investments include units of common collective trusts and mutual funds managed by Schwab. Schwab serves as the trustee, custodian and recordkeeper and, therefore, these transactions qualify as party-in-interest. In addition, the Plan's investments include shares of Forest Oil Corporation common stock. Forest Oil Corporation is the plan sponsor and, therefore, these transactions qualify as party-in-interest.

(6) Risk and Uncertainties

        The Plan provides for various investments in common stock, common collective trusts and mutual funds. Investments, in general, are exposed to various risks, such as significant world events, changes in interest rates, economic conditions, credit risks and overall market volatility. Due to the level of risk associated with investments, it is reasonably possible that changes in the value of investments will occur in the near term.

Schedule I

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Schedule H, Part IV, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Number of Shares or Units	Current Value
Charles Schwab Trust Company*:
Common stock fund:
Forest Oil Corporation common stock*		$1,561,779
Temporary investment in interest bearing cash		37,668

Total common stock fund	50,345	1,599,447
Common collective trust:
Schwab Stable Value Fund	194,082	2,869,451
Mutual funds:
American Funds Fundamental, Class A Funds	13,614	392,772
Artisan Mid Cap Fund	73,037	1,882,902
Dodge & Cox Balanced Fund	58,768	4,292,428
Harbor International Fund	101,547	3,735,909
Heartland Value Fund	110,961	5,674,548
Janus Fund	257,059	6,033,184
PIMCO Total Return Fund	113,616	1,216,832
Vanguard 500 Index Fund	31,106	3,193,633

Total mutual funds		26,422,208
Loans to participants, bearing interest at rates ranging from 5% to 10.5%		686,460

Total investments		$31,577,566

*
Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

Exhibits

23.
Consent of Independent Registered Public Accounting Firm to incorporation by reference in S-8

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Retirement Savings Plan of Forest Oil Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION
Dated: June 18, 2004	By:	/s/ DAVID H. KEYTE David H. Keyte, Chairman of the Employee Benefits Committee

EXHIBIT INDEX

Exhibit 23.    Consent of Independent Registered Public Accounting Firm.

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Table of Contents
Report of Independent Registered Public Accounting Firm
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION Statement of Net Assets Available for Benefits December 31, 2003 and 2002
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION Statement of Changes in Net Assets Available for Benefits December 31, 2003
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION Notes to Financial Statements December 31, 2003 and 2002
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION
Schedule H, Part IV, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2003
SIGNATURE
EXHIBIT INDEX